

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2014

<u>Via E-mail</u>
Thomas P. Soloway
Senior Vice President, Chief Financial Officer
Ascendis Pharma, Inc.
530 Lytton Avenue, 2nd Floor
Palo Alto 94301, California

> **Re:** **Ascendis Pharma A/S**
> **Draft Registration Statement on Form F-1**
> **Submitted August 1, 2014**
> **CIK No. 0001612042**

Dear Mr. Soloway:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

2. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Risks Associated with Our Business, page 5</u>

4. Please expand your disclosure to add a summary risk factor discussing your independent registered public accounting firm's doubt about your ability to continue as a going concern.

<u>Implications of Being an Emerging Growth Company, page 4</u>

5. Please expand your disclosure to discuss your status as a foreign private issuer and the exemptions available to you as a foreign private issuer. In this regard, please identify those exemptions which overlap with the ones available to you as an emerging growth company and to what extent you will continue to enjoy any exemptions as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.

<u>Risk Factors</u>
<u>Risks Related to Our Business</u>
<u>We have limited clinical data on product candidates utilizing the TransCon…, page 25</u>

6. Please expand your disclosure to describe the questions which have been raised by health authorities, including the EMA, relating to the dispositions of PEG.

<u>Risks related to Our Intellectual Property</u>
<u>We may not be able to enforce our intellectual property rights throughout…, page 54</u>

7. We note your disclosure that many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions and that legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals. Please expand your disclosure to identify the foreign countries where you may have difficulties enforcing your patent rights.

<u>As a foreign private issuer and as permitted by the listing requirements of The NASDAQ Global Market, page 59</u>

8. Please ensure that your disclosure here is consistent with your disclosure on under "Other Corporate Governance Matters, page 135." We note, for example, your intention on not following NASDAQ's requirements applicable to meetings of shareholders.

Because the Public Company Accounting Oversight Board…, page 63

9. Please tell us why this risk factor is appropriate given the cooperative arrangement between the Public Company Accounting Oversight Board and the Danish Business Authority for the oversight of audit firms subject to the regulatory jurisdictions of both regulators announced on July 18, 2014. Conversely, please remove this risk factor if it is not applicable.

Market, Industry and other Data, page 66

10. We note your statement on page 66 that you have not independently verified the information contained in third party publications. It is not appropriate to directly or indirectly disclaim liability for information in your registration statement. Accordingly, please revise your disclosure to remove any statement indicating that you have not independently verified third party information.

Use of Proceeds, page 67

11. Please revise your disclosure in the second bullet point to provide an estimate as to how far in the development process of TransCon Treprostinil and TransCon Osteoarthritis programs the offering proceeds will enable you to reach.

12. We note your statement that due to uncertainties inherent in the clinical development and regulatory approval process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the purposes specified in this section. While we understand the inherent uncertainty with respect to the development of product candidates, where you have identified specific purposes for which you intend to use the offering proceeds, investors are entitled to your best estimate as to the amount of proceeds that will be used. As such, please revise your disclosure to provide an estimate of the amounts of proceeds that will be used for each specified purpose. You may, as necessary provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding your estimate and the reasons that the actual amounts could vary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview
Revenue, page 78

13. In the third paragraph of this section you indicate that revenue associated with milestone payments or service fees is earned when received. Please explain to us how recognizing revenue upon receipt is consistent with the requirements of paragraph 20 of IAS 18 and your disclosed recognition policy in Note 1 on page F-10. Otherwise, please revise your disclosure to clarify.

Results of Operations
Research and Development Costs, page 81

14. Please expand your disclosures to include the total costs incurred during each period presented and to date for each product candidate separately.

Critical Accounting Policies and Estimates
Share-Based Payment, page 86

15. We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Business
OurTransCon Technology
Advantages of our TransCon technology, page 95

16. Please expand your disclosure to define the term "immunogenicity" at its first use in the subsection entitled "Safety and Tolerability."

TransCon Product Candidates
TransCon human Growth Hormone (hGH), page 97

17. Please expand your disclosure to define the term "statistically significant" and explain how the term applies to your discussion of study results in this section. Please also clarify what the p-value provided in the accompanying chart signifies and define the term "p-value."

Clinical Development of Once-weekly TransCon hGH, page 101.

18. We note your disclosure that Phase 1 data demonstrated that TransCon hGH was safe and well-tolerated with a safety profile comparable to that of daily injections of hGH. Because regulatory approval of TransCon hGH is dependent on the FDA or other regulatory agency making a determination (according to criteria specified in law and agency regulations) that TransCon hGH is both safe and effective, it is premature for you to describe TransCon hGH as safe. Accordingly, please delete this wording throughout your prospectus, as applicable. Please also expand your disclosure in this section to describe the safety profile shared by TransCon hGH and daily injections of hGH.

19. For your June 2012, Phase 1 clinical trial, please expand your disclosure to describe the duration of the trial, the number of patients enrolled in the trial and why you believe this

study supports a favorable safety profile for higher doses in the adult population and provides the foundation for evaluating higher doses in pediatric studies.

TransCon Insulin
Strategic Collaboration with Sanofi, page 109

20. Please expand your disclosure regarding the agreement with Sanofi to quantify the upfront payment paid to you by Sanofi and the aggregate milestones to be received under the agreement. Also, since the duration of the agreement is conditioned on the expiration of the last to expire of the patents licensed or assigned to Sanofi under the agreement, please provide the expiration date of the applicable patent.

TransCon Ranibizumab
Strategic Collaboration with Genentech, page 111

21. Please expand your disclosure regarding the agreement with Genentech to quantify the aggregate amount of potential milestones to be received under the agreement. Also, please revise your disclosure for the tiered royalties to be within a ten percent range. In this regard we note that your disclosure currently states that tiered royalties will range from "mid-single digits" to "the "low double digits," which could represent a range greater than ten percent. Lastly, since the duration of the agreement is conditioned on the duration of royalty payments, please quantify the "specified number of years" portion of the duration of Genentech's obligation to pay royalties. Please note that we consider the duration to be a material term of an agreement that should be disclosed in the registration statement.

TransCon Candidates for Osteoarthritis
Our Solution: TransCon Technology, page 113

22. Please expand your disclosure to describe the Kellgren-Lawrence scoring system.

Intellectual Property, page 115

23. For each of your material patent families or individual patents relating to your individual product candidates discussed in this section, please expand your disclosure to describe the type of patent protection that the issued patents or provide (e.g. composition of matter, use or process) and the jurisdictions where the patent families or patents have been issued.

24. We note that you currently have 160 pending patent applications. For your material patent applications, please revise your disclosure to discuss to which product candidates or technology the patent applications relate, the type of patent protection the patents will provide if the applications are granted (e.g. composition of matter, use or process), in

which jurisdictions the patent applications are pending and the anticipated expiration dates of the patents if the applications are granted.

Property and Facilities, page 129

25. Please file your lease agreements as exhibits.

Management
Senior Management Agreements, page 136

26. Please file the employment or service agreements with your senior management as exhibits.

Certain Relationships and Related Party Transactions
Shareholders' Agreement, page 139

27. Please file the shareholders' agreement as an exhibit.

Principal Shareholders, page 140

28. Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Danish Tax Considerations, page 160

29. Please revise your introductory paragraph under this heading to make clear that you discuss all material tax consequences and considerations. Also, we note the following:

- Your disclosure under "Sale of Shares (Individuals and Companies), page 162," should make clear the "certain" anti-avoidance rules, as necessary; and
- You should reconcile your disclosure that no taxes are payable under "Share Transfer Tax and Stamp Duty, page 163" with your disclosure that investors may be required to pay stamp taxes and other charges under "Stamp Taxes, page 171."

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
    Alan C. Mendelson, Esq.
    Latham & Watkins LLP